December 30, 2019
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN  53202-5306
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www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
068916-0101

Via EDGAR System
Ms. Elena Stojic U.S. Securities and Exchange Commission Division of Investment Management, Disclosure Review Office 100 F Street N.E. Washington, D.C. 20549
Re:	Leuthold Funds, Inc. (1940 Act File No. 811-09094)
Post-Effective Amendment No. 50 to Registration Statement on Form N-1A
Dear Ms. Stojic:
On behalf of our client, Leuthold Funds, Inc., and its series Leuthold Core ETF (the “Fund”), set forth below are the Fund’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Amendment referenced above (the “Filing”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Fund’s responses (in regular type).
The Fund is submitting the following material to the Commission: (1) this letter, in html format, identifying the changes made in response to the Staff’s comments; and (2) a PDF file of the Prospectus indicating the changes made in response to the Staff’s comments (the change to the Statement of Additional Information in response to the Staff’s comments is set forth herein).  Please note that the amended Prospectus and Statement of Additional Information will be filed with a Rule 485(b) filing on the effective date, and the information in these documents will be updated for routine annual updating information before the Rule 485(b) filing is made.
If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.
Prospectus
1. The Staff renews its comment that the Fund should include in the disclosure under Item 9 of Form N-1A all of the material disclosure on the Fund’s principal investment strategies that are summarized in the disclosure under Item 4 of Form N-1A.
Response:  The Fund has added the requested disclosure.

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

December 30, 2019

Statement of Additional Information
2. The Staff renews its request that the Fund confirm that when determining the Fund’s compliance with its concentration policy, the Fund will look through to the portfolio holdings of the Underlying Funds in which it invests and will aggregate the holdings of the Underlying Funds (on a pro rata basis based on the Fund’s investment in each Underlying Fund).
Response:  The Fund will look through to the portfolio holdings of an Underlying Fund, to the extent practicable, when determining the Fund’s compliance with its concentration policy, and will aggregate the holdings of the Underlying Funds (on a pro rata basis based on the Fund’s investment in the Underlying Fund).  The Fund has added the following disclosure: “For purposes of the concentration policy, the Fund will look through to the portfolio holdings of the underlying funds in which it invests, to the extent practicable, and will aggregate the holdings of the underlying funds (on a pro rata basis based on the Fund’s investment in each underlying fund) to determine concentration in a particular industry in accordance with the concentration policy provided above.  When evaluating the portfolio holdings of unaffiliated underlying funds, the Fund will consider portfolio information that is publicly available to the Fund.”
* * *
If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.
Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer
Enclosures
cc:	Roger Peters